                                                                    EXHIBIT 99.2

                  INCENTIVE STOCK OPTION AWARD PURSUANT TO THE
                 SELSIUS SYSTEMS INC. 1997 STOCK INCENTIVE PLAN


                THIS AWARD is made as of the Grant Date by SELSIUS SYSTEMS INC. (the "Company") to ____________________ (the "Optionee").

                Upon and subject to the Terms and Conditions attached hereto and incorporated herein by reference, the Company hereby awards as of the Grant Date to Optionee an incentive stock option (the "Option"), as described below, to purchase the Option Shares.

        A.      Grant Date: _______________, 1997.

        B. Type of Option: The Option granted hereunder is intended to be an "incentive stock option" as defined under Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code") to the fullest extent permitted in accordance with Code Section 422(d). In the event that in any calendar year the fair market value of the stock (determined as of the date of grant) for which this Option first becomes exercisable exceeds $100,000 in such calendar year, then the Option shall be treated as a nonqualified option to the extent that the fair market value of such stock exceeds $100,000.

        C. Option Shares: All or any part of ________ shares of the Company's common stock, $.01 par value per share ("Stock"), subject to adjustment as provided in the attached Terms and Conditions.

        D. Exercise Price: $15.00 per share of Stock subject to adjustment as provided in the attached Terms and Conditions.

        E. Option Period: The Option may be exercised only during the Option Period which commences on the Grant Date and ends on the earlier of (a) the tenth (10th) anniversary of the Grant Date;
                (b) the later of the date (i) 30 days following the date the Optionee ceases to provide services to the Company or any Subsidiary or any affiliate for any reason other than retirement at age 65, death or Disability or (ii) twelve months following the date the Optionee ceases to provide services to the Company or any Subsidiary or any affiliate due to death or Disability, provided that the Option may be exercised as to no more than the Vested Option Shares, determined pursuant to the Vesting Schedule. Note that other limitations to exercising the Option, as described in the attached Terms and Conditions, may apply.

        F. Vesting Schedule: The Option Shares shall become vested in accordance with the attached Vesting Schedule. All or a portion of the Option Shares may become vested on an earlier date as provided in the attached Terms and Conditions.

        G. Condition to Award: As a condition to the granting Optionee this Option, shall forfeit all rights and interests to any options or awards granted to Optionee under the InteCom Inc. 1995 Stock Incentive Plan.

                IN WITNESS WHEREOF, the Company and the Optionee have executed this Award as of the Grant Date set forth above.



OPTIONEE                               SELSIUS SYSTEMS INC.



                                       By:
-----------------------------------       --------------------------------------

                                       Title:
                                          --------------------------------------




                                       2